SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K


[X] ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE ACT OF
1934

                   For the fiscal year ended December 31, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     Commission file number 1-4347

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         Rogers Employee Savings and Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Rogers Corporation
         P.O. Box 188
         One Technology Drive
         Rogers, Connecticut 06263-0188

REQUIRED INFORMATION

Financial Statements
--------------------

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005 Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2006 and 2005 Notes to Financial Statements
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibit
-------
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.


                         ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                          /s/ Dennis M. Loughran
                         ------------------------------------------------------
                           Dennis M. Loughran
                           Vice President, Finance and Chief Financial Officer



June 25, 2007

                          Audited Financial Statements

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                                December 31, 2006


                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm                     1
Statements of Net Assets Available for Benefits                             2
Statements of Changes in Net Assets Available for Benefits                  3
Notes to Financial Statements                                               4
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)              8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Rogers Employee Savings and Investment Plan Committee and Participants Rogers Corporation


We have audited the accompanying statements of net assets available for benefits of Rogers Employee Savings and Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                          ERNST & YOUNG LLP


Boston, Massachusetts
June 25, 2007

                   Rogers Employee Savings and Investment Plan

                 Statements of Net Assets Available for Benefits



                                                       December 31,
                                                 2006                2005
                                        ----------------------------------------
Assets:
Investments (Note C)                      $   86,268,464      $   73,415,937
Participant loans                              1,542,770           1,446,241
                                        ----------------------------------------
Total Assets                                  87,811,234          74,862,178

Liabilities:
Return of excess participant deferrals            95,980                   -
                                        ----------------------------------------

                                        ----------------------------------------
Net assets available for benefits         $   87,715,254      $   74,862,178
                                        ========================================

See notes to financial statements.

                   Rogers Employee Savings and Investment Plan

           Statements of Changes in Net Assets Available for Benefits



                                                       Year ended December 31,
                                                        2006            2005
                                                  ------------------------------
Additions:
 Interest                                           $   991,727    $   962,786
Net appreciation in fair value of
 investments (Note C)                                13,112,650        714,529
                                                  ------------------------------
                                                     14,104,377      1,677,315
Contributions:
   Participant                                        4,704,884      4,470,662
   Employer                                           1,122,218      1,039,334
   Rollovers                                            228,112        231,581
                                                  ------------------------------
                                                      6,055,214      5,741,577
                                                  ------------------------------
Total additions                                      20,159,591      7,418,892
                                                  ------------------------------

 Deductions:
Distributions to participants                         7,281,274      7,972,983
Administrative expenses                                  25,241         27,403
                                                  ------------------------------
Total deductions                                      7,306,515      8,000,386
                                                  ------------------------------
Net increase (decrease)                              12,853,076       (581,494)

Net assets available for benefits:
   Beginning of year                                 74,862,178     75,443,672
                                                  ------------------------------
   End of year                                     $ 87,715,254   $ 74,862,178
                                                  ==============================

See notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                     Years Ended December 31, 2006 and 2005


NOTE A - DESCRIPTION OF THE PLAN

The Rogers Employee Savings and Investment Plan (the Plan or RESIP) is a contributory defined contribution plan covering all regular U.S. employees who have completed at least one month of continuous service. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's recordkeeper and custodian functions are performed by businesses controlled by or affiliated with Prudential Financial, Inc.

Participants may contribute up to the lesser of $15,000 in 2006 and $14,000 in 2005 or their annual compensation less FICA taxes.

All participants, except those in collective bargaining units, are eligible to receive matching Rogers Corporation (the "Company") contributions. The Company may contribute any factor from 0% to 50% of each participant's contribution, as determined by the Board of Directors. The Company contributed 50% of the first 5% of each participant's annual compensation in 2006 and 2005. All contributions are participant directed.

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 subject to certain IRS restrictions, or 50 percent of their vested account balance. Loan terms range from one month to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Each participant's account reflects the individual's pretax contribution, the Company's contribution (if applicable), an allocation of Plan earnings, and rollovers (if applicable). Total earnings by fund are allocated daily to individual accounts.

Participants are 100% vested in their contributions and to the extent a participant is not eligible for retirement he or she is vested as to the Company's contributions at 25% after two years of continuous service, increased by 25% for each additional year of continuous service up to 100%. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or ceasing to be an Employee of the Company and a participant in the Plan on or after December 1, 2002 as a result of becoming an employee of a joint venture in which the Company has at least 30% ownership, a participant is 100% vested as to the Company's contributions. Any nonvested participant who is terminated and not re-employed with the Company within five years of termination forfeits his or her interest in the nonvested portion of the Company's contributions. If re-employed within five years, the participant will recover his or her rights in this nonvested portion.

Forfeitures used to offset Company contributions and administrative expenses were $24,220 and $72,097 during 2006 and 2005, respectively. The forfeiture balance at December 31, 2006 and 2005 was $73,762 and $15,191, respectively.

A participant's tax-deferred contributions cannot be withdrawn prior to age 59-1/2 except for an immediate financial hardship, as defined by the Plan.
Company contributions can be drawn upon after five years in the Plan and a participant can withdraw funds for any reason upon reaching age 59-1/2. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or any other termination of employment, a participant may receive the value of the vested portion of his or her total account offset by any outstanding Plan loans.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN


NOTE A - DESCRIPTION OF THE PLAN (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.


NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are reported on the accrual basis.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined
Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retrospectively to the Statement of Net Assets Available for Benefits as of December 31, 2005 as presented for comparative purposes. Adoption of the FSP had no effect on the Statement of changes in Net Assets Available for Benefits for any period presented.

Valuation of Investments

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments in pooled separate accounts are stated at fair value based on the year end market value of each unit held, which is based upon the market value of the underlying assets of the funds less investment management fees and asset charges.

The Plan invests in Prudential's Guaranteed Income Fund which is comprised of certain fully benefit-responsive contracts. The Guaranteed Income Fund declares interest rates in advance for six-month periods. In determining the rate of interest to be guaranteed for the upcoming six-month period, Prudential considers the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The average crediting rate was 3.55% for

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN


NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

January 1, 2006 through June 30, 2006 and 3.95% for July 1, 2006 through December 31, 2006. Contract value represents contributions made under the contract plus interest at the contract rate, less funds used to pay termination benefits, in-service withdrawals, and to pay for the insurance company's administrative expenses. The contract value of the Prudential Guaranteed Income Fund approximates the fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

The majority of the costs and expenses incurred in connection with the operation of the Plan have been borne by Rogers Corporation.


NOTE C - INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets.

                                                         December 31,
                                                   2006               2005
                                             -----------------------------------

Guaranteed Income Fund                        $ 25,219,534        $ 25,420,357
Fidelity Equity-Income II Account                7,630,809           6,827,813
Rogers Corporation Common Stock                 18,705,992          14,990,084
International Equity/Julius Baer                 6,806,947           4,827,505

During the years ended December 31, 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                   2006                2005
                                             -----------------------------------

Pooled Separate Accounts                      $  5,503,565         $ 2,167,626
Rogers Corporation Common Stock                  7,609,085          (1,453,097)
                                             -----------------------------------
                                              $ 13,112,650         $   714,529
                                             ===================================

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN


NOTE D - TRANSACTIONS WITH PARTIES-IN-INTEREST

During the years ended December 31, 2006 and 2005, the Plan entered into the following transactions with parties-in-interest:

                                                    2006                       2005
                                        ---------------------------------------------------------
                                             Shares       Amount        Shares        Amount
                                        ---------------------------------------------------------
Rogers Corporation:
Purchases of capital stock                 74,959.8654  $4,155,065   66,819.23468   $2,457,463
Sales of capital stock, at market value   141,308.4049   8,048,242   72,401.43688    2,743,465


NOTE E - RISKS AND UNCERTAINITES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.


NOTE F - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 16, 2002, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan, as amended, is required to operate in conformity with the IRC to maintain its qualification. The Rogers Employee Savings and Investment Plan Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.



          SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                      EIN NO: 06-0513860    PLAN NO: 006
                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                December 31, 2006

                                               Description of Investment -
                                                 Including Maturity Date
            Identity of Issue                      Rate of Interest,                 Current
              or Borrower                         Par or Maturity Value               Value
-----------------------------------------------------------------------------------------------

Equity Funds

Prudential Pooled Separate Accounts:*
    Small Cap Growth/TimesSquare           106,644.4506 units of participation     $ 2,515,486
    Fidelity Equity-Income II Account      116,358.9416 units of participation       7,630,809
    Dryden  S&P 500 Index Account           48,891.3148 units of participation       3,936,894
    Large Cap Growth/Goldman Sachs         158,706.4596 units of participation       1,867,519
    Large CP Value/LSV Asset Mgmt           46,358.8639 units of participation         933,332
    Mid Cap Value/Wellington Mgmt          178,326.8570 units of participation       3,836,134
    Small Cap Value/TS & W                 170,428.8334 units of participation       3,393,187
    Mid Cap Growth/Artisan Partners        185,892.8739 units of participation       2,242,427
    Lifetime 20 Fund                        82,128.5389 units of participation       1,405,217
    Lifetime 30 Fund                        42,647.4952 units of participation         723,007
    Lifetime 40 Fund                       164,783.2698 units of participation       2,730,230
    Lifetime 50 Fund                       101,065.2063 units of participation       1,663,120
    Lifetime 60 Fund                        12,324.4054 units of participation         197,892
    Oakmark Equity & Income Class 1         69,501.6974 units of participation       2,055,151
    International Equity/Julius Baer       275,232.5430 units of participation       6,806,947
                                                                                ---------------
                                                                                    41,937,352

Fixed Income Funds

    Guaranteed Income Fund*                908,722.3500 units of participation      25,219,534
    Corp Bond/BSAM Fund                     25,283.7646 units of participation         405,586

Rogers Stock Fund

    Rogers Corporation* - Common Stock              316,246.7021 shares             18,705,992

Loan Fund

    Participant loans *                 Participant loans, interest from 4.50%       1,542,770
                                                      to 10.5%
                                                                               ----------------
                                                                                  $ 87,811,234
                                                                               ================

* Indicates party-in-interest to the Plan.